Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                ------------------------------------------------
                                          of the Securities Exchange Act of 1934
                                          --------------------------------------

                Public Service Company of New Mexico Commission File No.: 1-6986
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                             Western Resources, Inc. Commission File No.: 1-3523
                            ----------------------------------------------------

                                        Subject Company: Western Resources, Inc.


                                                        Thursday, April 12, 2001


                PNM and Western Resources Announce Joint Web Site

Albuquerque, New Mexico and Topeka, Kansas, April 12, 2001 - Public Service Company of New Mexico (NYSE:PNM) ("PNM") and Western Resources (NYSE:WR) today announced that a joint web site has been established to provide investors with public information about PNM's agreement to acquire the electric utility operations of Western Resources. The web site can be accessed on the World Wide Web at pnmwr.com/.

Additional Information

In connection with the proposed transaction, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained by shareholders from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico. Free copies of Western Resources' filings may be obtained by directing a request to Western Resources, 818 S. Kansas Ave., Topeka, Kansas.

Participants in Solicitation

PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth or will be incorporated in PNM's Annual Report on Form 10-K filed with the Commission on February 22, 2001 and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth or will be incorporated in Western Resources' Annual Report on Form 10-K filed with the Commission on April 2, 2001. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.